900 South Capital of Texas Highway Las Cimas IV, Fifth Floor Austin, TX 78746-5546 PHONE 512.338.5400 FAX 512.338.5499 www.wsgr.com

October 1, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Matthew Crispino
Maryse Mills-Apenteng
Stephen Krikorian
Juan Migone

Re:	Upland Software, Inc.
Registration Statement on Form S-1
Filed September 4, 2014
File No. 333-198574

Ladies and Gentlemen:

On behalf of our client, Upland Software, Inc. (“Upland” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 23, 2014 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 filed September 4, 2014 (the “Registration Statement”).

In response to the comments set forth in the Comment Letter, the Company is submitting this letter on EDGAR and will revise the Registration Statement on EDGAR in an Amendment No. 1 to the Registration Statement (“Amendment No. 1”) to be filed separately.

For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the relevant page of the Registration Statement.

Securities and Exchange Commission

October 1, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Six Months Ended June 30, 2013 and 2014

Research and Development, page 58

1.	We note your response to prior comment 5 and have the following comment. While you indicate that the amendment reduced the amount of minimum fees to be paid in the future periods, please clarify whether the level of future services to be provided was also reduced. Tell us whether the amendment also reduced the service fee to be charged for future services. In this regard, tell us why you believe the payment should be expensed while the agreement remains in effect. Describe how future service level or payments are determined and explain why the amount of software development services will fluctuate proportionately to your revenue. Indicate the percentage or value used to determine the amount of software development services to be provided. In addition, consider disclosing the significant terms of this agreement within your commitment footnote 7 on page F-26.

In response to the Staff’s comments, the Company respectfully submits that the amended and restated technology services agreement (the “Amended Agreement”), did not reduce the level of future services to be provided by DevFactory FZ-LLC (“DevFactory”). Neither the original technology services agreement (the “Original Agreement”) nor the Amended Agreement prescribed a minimum actual level of services to be provided by DevFactory; rather, each of the Original Agreement and the Amended Agreement included only a minimum purchase commitment. The actual level of services to be provided by DevFactory to the Company under the Amended Agreement will continue to be established by the Company’s request for services based on the Company’s business needs from time to time. As such, the actual level of services could increase or decrease over time.

The Company further respectfully submits to the Staff that the Amended Agreement did not reduce the service fee pricing provisions contained in the Original Agreement or reduce the service fee pricing for future services below fair market value. The only pricing provision contained in the Original Agreement was a “most favored nations” pricing term pursuant to which the Company would receive pricing no less favorable than that provided by DevFactory to similarly situated customers. That most favored nation pricing provision remains in the Amended Agreement. The Company does not believe that the pricing provisions contained in the Amended Agreement represent below fair market value pricing for future services to be provided thereunder.

The Original Agreement did not provide itemized pricing for individual services because it was entered into before Upland commenced material business operations and had clarity regarding the specific level of services needed, or the cost of providing such services, in order to arrive at a negotiated itemized price level. Based on our operating experience since the Original Agreement was executed, we provided in the Amended Agreement an itemized pricing schedule.

The Amended Agreement with DevFactory is viewed as a “take-or-pay contract” as defined in ASC 440-10-20 as such agreement requires the Company to make specified minimum payments even if it does not take delivery of the contracted services. Since the Amended Agreement still requires payments for future services that the Company believes are not discounted below fair market value, the Company believes the fair value of the common stock consideration provided to DevFactory to amend the

Securities and Exchange Commission

October 1, 2014

agreement does not represent an asset and should be expensed immediately. Such treatment is consistent with an accrued net loss on firm purchase commitments for inventory which is also an unconditional purchase obligation. Although this take-or-pay contract with DevFactory is not a lease and is not subject to ASC 840, such accounting treatment also is consistent with the buyout of an existing lease when no future benefit exists. The Company evaluated whether the consideration provided to DevFactory provided any future benefit and concluded that since the Company is still obligated to pay what it believes are market rates for future services (i.e. no discount), no future benefit (and no asset) exists. Accordingly, such consideration was not viewed as a prepaid expense pursuant to ASC 340-10-05.

The Company respectfully submits that the actual level of services procured by the Company will be determined over time by the operational needs of its business. The annual minimum purchase commitment will fluctuate proportionately to our revenue because Upland and DevFactory agreed that in exchange for Upland having priority access to DevFactory services and most-favored-nations pricing protection, Upland would agree to a minimum annual purchase commitment that will be adjusted proportionately each year the contract is in effect based on the change in Upland’s revenue. The minimum purchase commitment for 2014 is $2,131,750 and will be adjusted proportionately with Upland’s revenue changes in the future. The Company undertakes to revise its disclosure in footnote 7 on page F-26 to better describe this provision in Amendment No. 1.

Management

Non-Employee Directors, page 96

2.	For Messrs. Courter and Favaron, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that they should serve as directors. Refer to Item 401(e) of Regulation S-K.

In response to the Staff’s comments, the Company will revise its disclosure in Amendment No. 1 to disclose the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Courter and Favaron should serve as directors.

Certain Relationships and Related Party Transactions

Technology Services Agreement, page 112

3.	You disclose that you “issued 11,000,000 shares of common stock to DevFactory at a purchase price of $0.0001 per share for an aggregate purchase price of $1,100.” Further, you state in your response that the company “issued 11,000,000 shares of the Company’s common stock as consideration for the requested amendments.” Please explain how you determined the amount of consideration exchanged to obtain the amendments. Indicate whether the value of consideration equates to the reduction in minimum fees. Provide the minimum fees both before and after the amendment.

In response to the Staff’s comments, we respectfully advise the Staff that the agreement to issue 11,000,000 shares of common stock to DevFactory was as a result of arms-length negotiation between the Company and DevFactory. As mentioned in our prior response letter dated September 4, 2014 (the

Securities and Exchange Commission

October 1, 2014

“Prior Response Letter”), as a result of changes in the Company’s business model and the Company’s decision to conduct more product development internally, the Company began negotiations with DevFactory in 2013 in order to align the terms of the agreement with its revised business model. Under the Original Agreement, the Company was required to make set minimum annual purchase commitments regardless of the actual use of services. As an inducement to lower such minimum annual purchase commitment amounts, the Company agreed to issue 11,000,000 shares of its common stock to DevFactory. The minimum fees for 2014 under the Original Agreement would have been $3,295,440 and pursuant to the Amended Agreement, the minimum fees for 2014 are $2,131,750.

The Company further submits that it respectfully believes that the common stock issued to DevFactory does not represent a preferential dividend to DevFactory or ESW, LLC (“ESW”). Such shares were issued to DevFactory in its role as a service provider as consideration to reduce the amount of future services the Company was required to purchase. The payment was not made to DevFactory as a stockholder. DevFactory’s and ESW’s stockholder rights did not entitle either entity to such shares and other holders of similar capital stock did not receive any similar consideration. The Company believes that the payment represents an expense of the Company, and to exclude such expense from the determination of net income and instead to reflect the payment as an allocation of net income to a particular equity holder would be misleading.

Exhibit 10.37

4.	We note that you did not file Schedule A to the exhibit. Please refile the exhibit in its entirety to include the schedule. Note that unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for omitting schedules or similar attachments.

In response to the Staff’s comments, the Company undertakes to file with Amendment No. 1 a revised Exhibit 10.37 to include Schedule A to the exhibit.

* * * *

Securities and Exchange Commission

October 1, 2014

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (512) 338-5400 or jalcorta@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Joseph M. Alcorta
Joseph M. Alcorta

cc:	John T. McDonald, Upland Software, Inc.
Michael D. Hill, Upland Software, Inc.
Robert V. Housley, Upland Software, Inc.
Brian K. Beard, Wilson Sonsini Goodrich & Rosati, P.C.
Brian Schafer, Winston & Strawn LLP